CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$50,000,000	$1,965.00

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $230,430.97 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3ASR (No. 333-130051) filed by JPMorgan Chase & Co. on December 1, 2005, and have been carried forward, of which $1,965.00 offset against the registration fee due for this offering and of which $228,465.97 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 131 To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 144-A-I dated March 11, 2009	Registration Statement No. 333-155535 Dated March 11, 2009 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $50,000,000 Quarterly Review Notes Linked to the iShares® MSCI Emerging Markets Index Fund due September 23, 2009

General

  The notes are designed for investors who seek early exit prior to maturity at a premium if, on either of the two Review Dates, the closing price of one share of the iShares® MSCI Emerging Markets Index Fund is at or above the Trigger Price applicable to that Review Date. If the notes are not automatically called on the first Review Date or on the final Review Date, the Final Share Price will have declined as compared to the Initial Share Price by more than 10%, and investors will lose some or all of their principal. Investors in the notes should be willing to accept this risk of loss, and be willing to forgo interest and dividend payments, in exchange for the opportunity to receive a premium payment if the notes are called.
  The first Review Date, and therefore the earliest date on which a call may be initiated, is June 18, 2009†.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing September 23, 2009†.
  Minimum denominations of $20,000 and integral multiples of $1,000 in excess thereof.
  The notes priced on March 11, 2009 and are expected to settle on or about March 16, 2009.
  The terms of the notes as set forth in “Key Terms” below, including those set forth under “Key Terms –Payment at Maturity” below, to the extent they differ or conflict with those set forth in the accompanying product supplement no. 144-A-I, supersede the terms set forth in product supplement no. 144-A-I. For example, if the notes have not been called on the first Review Date and, on the final Review Date, the closing price of one share of the Index Fund reflects a decline of less than 10% from the Initial Share Price, the notes will be automatically called and you will receive the call price of $1,140 per $1,000 principal amount note instead of the $1,000 per $1,000 principal amount note that would be payable pursuant to the terms described in product supplement no. 144-A-I. Please refer to “Supplemental Terms of the Notes” in this pricing supplement for more information.

Key Terms

Index Fund:	The iShares® MSCI Emerging Markets Index Fund (the “Index Fund”)
Automatic Call:

If the closing price of one share of the Index Fund on any Review Date is greater than or equal to the Trigger Price, the notes will be automatically called for a cash payment per note that will vary depending on the applicable Review Date and call premium.

Trigger Price:	80% of the Initial Share Price for the first Review Date. 90% of the Initial Share Price for the final Review Date.
Payment if Called:	For every $1,000 principal amount note, you will receive one payment of $1,000 plus a call premium calculated as follows:
• 7.00% x $1,000 if called on the first Review Date
• 14.00% x $1,000 if called on the final Review Date
Payment at Maturity:

If the notes are not called and a mandatory redemption is not triggered, you will lose 1.1111% of the principal amount of your notes for every 1% that the closing price of one share of the Index Fund declines beyond the Initial Share Price minus the buffer of 10%. In these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Share Return + 10%) x 1.1111]
Assuming the notes are not called, you will lose some or all of your investment at maturity.
Buffer Amount:	10%
Share Return:	Final Share Price – Initial Share Price Initial Share Price
Initial Share Price:	The closing price of one share of the Index Fund on the pricing date, which was $22.37, divided by the Share Adjustment Factor.
Final Share Price:	The closing price of one share of the Index Fund on the final Review Date.
Review Dates†:	June 18, 2009 (first Review Date) and September 18, 2009 (final Review Date).
Share Adjustment Factor:

Set equal to 1.0 on the pricing date and subject to adjustment under certain circumstances. See “Description of Notes — Payment at Maturity” and “General Terms of Notes — Anti-Dilution Adjustments” in the accompanying product supplement 144-A-I for further information about these adjustments.

Maturity Date†:	September 23, 2009
CUSIP:	48123LP81
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” or “Description of Notes — Automatic Call,” as applicable, in the accompanying product supplement no. 144-A-I.

Investing in the Quarterly Review Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 144-A-I and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$1,000	$10	$990

Total	$50,000,000	$500,000	$49,500,000

(1)

J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $10.00 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other affiliated dealers of $5.00 per $1,000 principal amount note.  See “Plan of Distribution“ beginning on page PS-41 of the accompanying product supplement no. 144-A-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee.  The aggregate amount of these fees will be $10.00 per $1,000 principal amount note.

An unaffiliated agent may earn additional income as a result of arrangements to hedge our obligations under the notes.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

JPMorgan

March 11, 2009

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 144-A-I dated March 11, 2009. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated March 11, 2009 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 144-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 144-A-I dated March 11, 2009:
  http://www.sec.gov/Archives/edgar/data/19617/000089109209001101/e34815_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Supplemental Terms of the Notes

The description of the payment at maturity on the notes as set forth in this pricing supplement differs from the description of the payment at maturity as set forth in the accompanying product supplement no. 144-A-I. For purposes of this offering, for every $1,000 principal amount note, if the notes are not automatically called, you will receive at maturity a variable amount that is less than the $1,000 principal amount, depending on how much the closing price of one share of the Index Fund declines, as compared to the Initial Share Price, beyond 10% on the final Review Date.

Accordingly, for purposes of these notes, you should refer to the description of the payment at maturity as set forth in this pricing supplement, which supersedes the section entitled “Key Terms– Payment at Maturity (Notes with a Buffer)” on the cover page and the section entitled “Description of Notes– Payment at Maturity– Notes with a Buffer” on PS-4 of the accompanying product supplement no. 144-A-I.

Hypothetical Examples of Amounts Payable upon Automatic Call or at Maturity

The following table illustrates the hypothetical simple total return (i.e., not compounded) on the notes that could be realized on the applicable Review Date for a range of movements in the closing price of one share of the Index Fund as shown under the column “Closing Price Appreciation/Depreciation at Review Date.” The following table assumes an Initial Share Price of $22.00 and a hypothetical Trigger Price of $17.60 on the first Review Date and a hypothetical Trigger Price of $19.80 on the final Review Date. The table reflects that the percentages used to calculate the call price applicable to the first and final Review Dates are 7.00% and 14.00%, respectively, regardless of the appreciation of the closing price of one share of the Index Fund, which may be significant; the actual percentages will be determined on the pricing date. There will be only one payment on the notes whether called or at maturity. An entry of “N/A” indicates that the notes would not be called on the applicable Review Date and no payment would be made for such date. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes.

	Closing Price
	Appreciation /	Total Return at	Total Return at
	Depreciation at	First	Final
Closing Price	Review Date	Review Date	Review Date

$39.600	80%	7.00%	14.00%
$37.400	70%	7.00%	14.00%
$35.200	60%	7.00%	14.00%
$33.000	50%	7.00%	14.00%
$30.800	40%	7.00%	14.00%
$28.600	30%	7.00%	14.00%
$26.400	20%	7.00%	14.00%
$24.200	10%	7.00%	14.00%
$22.000	0%	7.00%	14.00%
$21.978	-0.1%	7.00%	14.00%
$20.900	-5%	7.00%	14.00%
$19.800	-10%	7.00%	14.00%
$18.700	-15%	7.00%	-5.56%
$17.600	-20%	7.00%	-11.11%
$15.400	-30%	N/A	-22.22%
$13.200	-40%	N/A	-33.33%
$11.000	-50%	N/A	-44.44%
$8.800	-60%	N/A	-55.56%
$6.600	-70%	N/A	-66.67%
$4.400	-80%	N/A	-77.78%
$2.200	-90%	N/A	-88.89%
$0.000	-100%	N/A	-100.00%

JPMorgan Structured Investments — Quarterly Review Notes Linked to the iShares® MSCI Emerging Markets Index Fund	PS-1

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The closing price of one share of the Index Fund decreases from the Initial Share Price of $22.00 to a closing price of $20.90 on the first Review Date. Because the closing price of one share of the Index Fund on the first Review Date of $20.90 is greater than the corresponding Trigger Price of $17.60, the notes are automatically called, and the investor receives a single payment of $1,070 per $1,000 principal amount note.

Example 2: The closing price of one share of the Index Fund decreases from the Initial Share Price of $22.00 to a closing price of $13.20 on the first Review Date and $19.80 on the final Review Date. Because (a) the closing price of one share of the Index Fund on the first Review Date ($13.20) is less than the corresponding Trigger Price of $17.60, and (b) the closing price of one share of the Index Fund on the final Review Date ($19.80) is equal to the corresponding Trigger Price of $19.80, the notes are automatically called on the final Review Date, and the investor receives a single payment of $1,140 per $1,000 principal amount note.

Example 3: The closing price of one share of the Index Fund decreases from the Initial Share of $22.00 to a closing price of $15.40 on the first Review Date and $17.60 on the final Review Date. Because the closing price of one share of the Index Fund on each of the first Review Date ($15.40) and the final Review Date ($17.60) is less than the corresponding Trigger Price of $17.60 and $19.80, respectively, the notes are not automatically called and the investor receives a payment at maturity that is less than the principal amount for each $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (-20% + 10%) x 1.1111] = $888.89

Selected Purchase Considerations

  APPRECIATION POTENTIAL — If the closing price of one share of the Index Fund is greater than or equal to the Trigger Price on a Review Date, your investment will yield a payment per $1,000 principal amount note of $1,000 plus: (i) 7.00% x $1,000 if called on the first Review Date or (ii) 14.00% x $1,000 if called on the final Review Date. Because the notes are our senior unsecured obligations, payment of any amount if called or at maturity is subject to our ability to pay our obligations as they become due.
  POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF AUTOMATIC CALL FEATURE — While the original term of the notes is just over six months, the notes will be called before maturity if the closing price of one share of the Index Fund is at or above the relevant Trigger Price on the applicable Review Date and you will be entitled to the applicable payment corresponding to such Review Date as set forth on the cover of this pricing supplement.
  POTENTIAL FOR EARLY EXIT AND 7.00% RETURN ON THE FIRST REVIEW DATE AND 14.00% ON THE FINAL REVIEW DATE, EVEN IF THE SHARE RETURN IS NEGATIVE ON THE APPLICABLE REVIEW DATE — The Trigger Price for the first and final Review Dates is set at 80% and 90%, respectively, of the Initial Share Price. Accordingly, you will receive a payment of $1,070 per $1,000 principal amount note after the first Review Date, even if the closing price of one share of the Index Fund on the first Review Date reflects a decline of up to 20% from the Initial Share Price, or a payment of $1,140 per $1,000 principal amount note after the final Review Date, even if the closing price of one share of the Index Fund on the final Review Date reflects a decline of up to 10% from the Initial Share Price.
  DIVERSIFICATION OF THE ISHARES® MSCI EMERGING MARKETS INDEX FUND — The iShares® MSCI Emerging Markets Index Fund is an exchange-traded fund of iShares, Inc., which is a registered investment company that consists of numerous separate investment portfolios. The iShares® MSCI Emerging Markets Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in emerging markets as measured by the MSCI Emerging Markets Index, which we refer to as the Underlying Index. The Underlying Index is a free-float adjusted average of the U.S. dollar values of all of the equity securities constituting the MSCI indices for selected emerging markets countries. For additional information about the Index Fund, see the information set forth under “The iShares® MSCI Emerging Markets Index Fund“ in the accompanying product supplement no. 144-A-I.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 144-A-I.  Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat the notes as “open transactions” for U.S. federal income tax purposes.  Assuming this characterization is respected, the gain or loss on your notes should be treated as short-term capital gain or loss, whether or not you are an initial purchaser of notes at the issue price.  However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected.  In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which might include the notes.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.
  Subject to certain assumptions and representations received from us, the discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell regarding the material U.S. federal income tax consequences of owning and disposing of notes.

JPMorgan Structured Investments — Quarterly Review Notes Linked to the iShares® MSCI Emerging Markets Index Fund	PS-2

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index Fund, the Underlying Index or any of the equity securities held by the Index Fund or included in the Underlying Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 144-A-I dated March 11, 2009.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — If the notes are not automatically called, because the Trigger Price for the final Review Date is set at 90% of the Initial Share Price, the Final Share Price will have declined by more than 10%, as compared to the Initial Share Price, and you will lose 1.1111% of your principal amount at maturity for every 1% decline in the Final Share Price, as compared to the Initial Share Price, beyond the 10% buffer.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity or upon an automatic call, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  LIMITED RETURN ON THE NOTES — Your potential gain on the notes will be limited to the call premium applicable for a Review Date, as set forth on the cover of this pricing supplement, regardless of the appreciation of the closing price of one share the Index Fund, which may be significant. Because the closing price of one share of the Index Fund at various times during the term of the notes could be higher than on the Review Dates and at maturity, you may receive a lower payment if called or at maturity, as the case may be, than you would have if you had invested directly in the Index Fund.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the shares of the Index Fund or the equity securities held by the Index Fund or included in the Underlying Index would have.
  THERE ARE RISKS ASSOCIATED WITH THE INDEX FUND — Although shares of the Index Fund are listed for trading on the NYSE Arca, Inc. and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Index Fund or that there will be liquidity in the trading market. In addition, Barclays Global Fund Advisors, which we refer to as BGFA, is the Index Fund’s investment adviser. The Index Fund is subject to management risk, which is the risk that BGFA’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. Pursuant to its investment strategy or otherwise, BGFA may add, delete or substitute the equity securities held by the Index Fund. Any of these actions could adversely affect the price of the shares of the Index Fund and consequently the value of the notes.
  WE ARE NOT AFFILIATED WITH ANY OF THE ISSUERS OF THE EQUITY SECURITIES HELD BY THE INDEX FUND OR INCLUDED IN THE UNDERLYING INDEX — We are not affiliated with any of the equity securities held by the Index Fund. As a result, we will have no ability to control the actions of the issuers of such equity securities, including actions that could affect the value of the equity securities held by the Index Fund or your notes. None of the money you pay us will go to BGFA or any of the issuers of the equity securities held by the Index Fund and none of those issuers will be involved in the offering of the notes in any way. Neither those issuers nor we will have any obligation to consider your interests as a holder of the notes in taking any actions that might affect the value of your notes.
  DIFFERENCES BETWEEN THE INDEX FUND AND THE MSCI EMERGING MARKETS INDEX — The Index Fund does not fully replicate the MSCI Emerging Markets Index, may hold securities not included in the MSCI Emerging Markets Index and will reflect transaction costs and fees that are not included in the calculation of the MSCI Emerging Markets Index, all of which may lead to a lack of correlation between the Index Fund and the MSCI Emerging Markets Index. In addition, because the shares of the Index Fund are traded on the NYSE Arca, Inc. and are subject to market supply and investor demand, the market price per share of the Index Fund may differ from the net asset value per share of the Index Fund.
  THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Because the prices of the equity securities held by the Index Fund are converted into U.S. dollars for the purposes of calculating the net asset value of the Index Fund, the notes will be exposed to currency exchange rate risk with respect to each of the countries represented in the Index Fund. Your net exposure will depend on the extent to which the currencies of the equity securities held by the Index Fund strengthen or weaken against the U.S. dollar and the weighting of equity securities denominated in such currencies in the Index Fund. If, taking into account such weighting, the U.S. dollar strengthens against the respective component currencies, the net asset value of the Index Fund will be adversely affected and the payment at maturity, if any, may be reduced.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment upon an automatic call or at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through an unaffiliated hedging agent. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold the notes to maturity.

JPMorgan Structured Investments — Quarterly Review Notes Linked to the iShares® MSCI Emerging Markets Index Fund	PS-3

  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  THE ANTI-DILUTION PROTECTION FOR THE INDEX FUND IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Index Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the price of one share of the Index Fund on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index Fund;
    the time to maturity of the notes;
    the dividend rate on the equity securities underlying the Index Fund;
    interest and yield rates in the market generally as well as in the markets of the equity securities held by the Index Fund;
    the occurrence of certain events to the Index Fund that may or may not require an adjustment to the Share Adjustment Factor;
    a variety of economic, financial, political, regulatory or judicial events;
    the exchange rate and the volatility of the exchange rate between the U.S. dollar and each of the equity securities held by the Index Fund are denominated; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of the Index Fund based on the weekly closing price of one share of the Index Fund from January 2, 2004 through March 6, 2009. The closing price of one share of the Index Fund on March 11, 2009 was $22.37. We obtained the closing prices of the Index Fund below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical prices of the Index Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Index Fund on any Review Date. We cannot give you assurance that the performance of the Index Fund will result in the return of any of your initial investment.

JPMorgan Structured Investments — Quarterly Review Notes Linked to the iShares® MSCI Emerging Markets Index Fund	PS-4